July 22, 2014

United States Securities and Exchange Commission
Washington, D.C. 20549

Attn:  Mara L. Ransom, Assistant Director

Re:	Hotel Outsource Management International, Inc. Preliminary Information Statement on Schedule 14C Filed June 19, 2014 File No. 000-50306

Dear Ms. Ransom:

We are in receipt of your letter dated July 7, 2014, and would like to responds as follows:

General

1.
We have included in this filing the pro-forma financial statements required by Item 14(e) of Form S-4.  We have deleted reference to incorporating documents by reference, and have instead added the disclosure required by Item 14 of Form S-4, including the Company’s financial statements for the past two years, which have been added to the end of the document.

2.	We have revised disclosure to indicate that the all information provided to the independent appraiser has been previously disclosed in reports filed with the Commission by the Company.

Thank you.

Very truly yours,

/s/ Daniel Cohen
Daniel Cohen, President
Hotel Outsource Management International, Inc.